February 23, 2010

U.S. Securities and Exchange Commission

Washington D.C. 20546

Division of Corporate Finance

Attn: Nandini Acharya

RE:	GeoPharma, Inc

Preliminary Proxy Statement on Schedule 14A filed February 12, 2010

File No. 001-16185

Dear Ms. Acharya,

Below please find our response to your correspondence dated February 19, 2010.

SEC COMMENT re: ITEM 2 – Proposal to Amend the Company’s Articles of Incorporation to Increase the Number of Authorized $0.01 Par Value Common Stock from 24 million to 100 million, page 9

1.	Please disclose the number of shares of common stock outstanding, the number of shares currently available for issuance and the number of shares reserved for issuance in connection with your outstanding debt and outstanding preferred stock. Please also disclose any plans to issue newly authorized shares (other than for possible acquisition opportunities).

In consideration of the above, note the following proposed amended disclosure:

ACTIONS TO BE TAKEN AT THE MEETING

ITEM 2

2.	PROPOSAL TO AMEND THE COMPANY’S ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED $0.01 PAR VALUE COMMON STOCK FROM 24 MILLION TO 100 MILLION

Our board of directors is asking our stockholders to approve an increase in our authorized common stock from 24,000,000 shares of common stock to 100,000,000 shares of common stock.

Our Board of Directors approved an amendment to the Articles of Incorporation of the Company to increase our authorized Common Stock from 24,000,000 shares to 100,000,000 shares of common stock. The increase to the number of shares will require an amendment to our Articles of Incorporation. Our Board of Directors has directed that the increase to the shares of authorized Common Stock and the corresponding amendment of our Articles of Incorporation be submitted for approval by our stockholders.

Our Board of Directors has determined that it would be in the best interests of the Company to amend its Articles of Incorporation to increase the number of authorized shares of common stock from 24,000,000 shares to 100,000,000 shares of common stock. Each additional share of common stock will have the same rights and privileges as each share of currently authorized common stock. Our Board of Directors believes that it is in the best interests of the Company to increase the number of authorized shares in order to give us greater flexibility in servicing our existing outstanding convertible debt, servicing our outstanding preferred stock, financing our business operations and to allow us to avoid holding further stockholder meetings to increase our authorized capital to meet our financing requirements.

As of February 11, 2010, which is the Record Date, 23,398,806 $0.01 par value, common shares were outstanding, leaving 601,194 shares available for issuances. Prior to the consideration of any possible future acquisitions, the Company has the following open obligations related to future issuances of common stock:

1)	Whitebox $15 million,12% convertible debt: Of the $15 million outstanding, $10 million is convertible at $1.50 with $5 million convertible at $0.75 resulting in 13,333,333 shares required before the quarterly common stock interest servicing. Interest is estimated at $450,000 per quarter or the equivalent of 900,000 common shares per quarter, or 3,600,000 common shares for the year, if the weighted average closing price on Nasdaq market of the stock is estimated to be $0.50 per share for one year. See full details as disclosed beginning on page xx of this proxy.

Summary estimate of shares required: 16,933,333 common shares

2)	$3.975 million 11% preferred stock: Of the $3.975 million, 11% of preferred stock outstanding, $2,647,350 is convertible at $1.50 with $1,327,650 is convertible at $0.75 resulting in 3,535,100 common shares required before the quarterly common stock dividend servicing. Dividends are estimated at $109,313 per quarter or the equivalent of 218,625 common shares per quarter, or 874,500 common shares for the year, if the weighted average closing price on Nasdaq market of the stock is estimated to be $0.50 per share for one year. See full details as disclosed beginning on page xx of this proxy.

Summary estimate of shares required: 4,409,600 common shares

3)	1999 Employee and Non Employee Plans: Currently 1,888,184 vested common stock options are outstanding for both the 1999 Employee and Non Employee Stock Option Plans. This assumes all vested options are fully exercised. See full details as disclosed beginning on page xx of this proxy.

Summary estimate of shares required: 1,888,184 common shares

4)	Annual Compensation Incentive Plan: The Annual Compensation Incentive Plan, (the “CIP”), was created and continues to exist for the purpose of attracting and retaining the best available personnel for the Company by granting restricted stock awards in order to promote the success of the Company’s business and to facilitate the ownership of the Company’s stock by employees, officers, directors and select consultants. The Plan now needs to be renewed and as such, the Board of Directors approved that the Plan be renewed with another five million shares. In the event that the 2009 Incentive Plan is not adopted the Company may have considerable difficulty in attracting and retaining qualified personnel, officers, directors and consultants.

Summary estimate of shares required: 5,000,000 common shares

Additionally, the Board believes that finance and corporate opportunities exist which could necessitate the issuance of a larger number of shares than is currently authorized, and in order to preserve the flexibility to pursue all finance and corporate opportunities, which may include acquisitions in the future, recommends an increase in the authorized common stock. While we constantly evaluate the market for possible acquisition opportunities, there are no current formal proposals or agreements written or otherwise, at this time that would require the increase in authorized shares of our common stock.

The issuance of additional shares of common stock in the future will have the effect of diluting earnings per share, voting power and common shareholdings of stockholders. It could also have the effect of making it more difficult for a third party to acquire control of the Company. The shares will be available for issuance by our Board of Directors for proper corporate purposes, including but not limited to, stock dividends, convertible debt principal and interest, stock splits, acquisitions, other financings and stock-based compensation plans. If the increase to our authorized shares of common stock is approved by our stockholders, we will file a Certificate of Amendment to our Articles of Incorporation with the Secretary of the State of Florida as soon as practicable after stockholder approval is obtained.

Management believes the increase in authorized share capital is in the best interests of the Company and recommends that the stockholders approve the increase in authorized common stock.

RECOMMENDATION OF THE BOARD FOR PROPOSAL NO. 2:

THE BOARD RECOMMENDS A VOTE FOR THE APPROVAL OF THE

AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO

INCREASE THE NUMBER OF THE COMPANY’S AUTHORIZED COMMON STOCK

FROM 24 MILLION TO 100 MILLION.

CORRES request is further fulfilled as follows:

GeoPharma, Inc. ( the “Company”) represents and provides acknowledgment as requested that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in all filings;

2)	Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Carol Dore-Falcone
Carol Dore-Falcone
Sr. VP and Chief Financial Officer

/s/ Mihir K. Taneja
Mihir K. Taneja
Chief Executive Officer